Exhibit 23.4
CONSENT OF INDEPENDENT PETROLEUM CONSULTANTS
Data & Consulting Services Division of Schlumberger Technology Corporation hereby consents to the use of our analysis relating to the evaluation of summary level cashflows dated 14 September 2007 in which we estimated the proved reserves, future production rates and income attributable to certain interests of Atlas Energy Resources, LLC and its subsidiaries as of 30 June 2007, for use or incorporation in Atlas Energy Resources, LLC’s Registration Statement on Form S-4, and to all references therein to Data & Consulting Services Division of Schlumberger Technology Corporation as having prepared such analysis and as an expert concerning such analysis.
/s/ Charles M. Boyer II
Name: Charles M. Boyer II, P.G.
Title: Operations Manager
Date: March 25, 2008